Exhibit 99.1

PainReform Announces Commencement of Phase 3 Clinical Trial
to Evaluate PRF-110 in Patients Undergoing Bunionectomy Surgery

Initial pharmacokinetic data on first 15 patients expected in May 2023

Tel Aviv, Israel – March 14, 2023 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced that it has commenced a Phase 3 clinical trial of PRF-110, the Company’s lead drug candidate, targeting the post-operative extended pain relief market. The Phase 3 trial is a randomized, double-blind, placebo- and active-controlled, multicenter study to evaluate the analgesic efficacy and safety of intra-operative administration of PRF-110 following unilateral bunionectomy. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia.

The study will be conducted in two parts. In the first part, a total of 15 patients will be enrolled in an open-label safety pharmacokinetic (PK) study at two clinical sites in Texas (First Surgical Hospital in Bellaire Texas and Endeavor Clinical Trials in San Antonio Texas). PRF-110 will be administered intra-operatively to measure peak blood concentration in order to further validate safety of the lead formulation. This study will also serve to train surgeons in best practices for administering PRF-110, optimally covering inner wound surfaces for most efficient analgesia.  Following the confirmation of peak blood levels, the study will proceed to the second, larger, part of the Phase 3 clinical trial.

The second part of the trial will be double-blinded, in which the Company plans to randomize approximately 400 patients at up to seven clinical sites in the U.S. PRF-110 will be administered intra-operatively and patients will be divided into three cohorts, PRF-110, ropivacaine, and placebo in a 2:2:1 ratio. The primary efficacy endpoint is mean area under the curve (AUC) of the numerical rating scale (NRS) of pain intensity scores over 72 hours (AUC0-72) for PRF-110 compared with placebo. Secondary efficacy endpoints include: mean AUC0-72 of the NRS of pain intensity scores for PRF-110 compared with plain ropivacaine; total post-surgery opioid consumption (in morphine equivalents) over 72 hours for PRF-110 compared with saline placebo; the proportion of subjects who are opioid-free through 72 hours for PRF-110 compared to that of plain ropivacaine; and the total postoperative opioid consumption through 72 hours for PRF-110 compared to that of plain ropivacaine. Safety endpoints include incidence of treatment emergent adverse events and serious adverse events, physical examination, vital signs and wound healing.

As previously reported, PRF-110 provided pain reduction for up to 72 hours post-operatively in the Company’s prior Phase 2 proof-of-concept clinical study in herniorrhaphy (hernia repair). PRF-110 is a highly uniform solution, resulting in consistent sustained and extended release of the analgesic. Ropivacaine, the active drug used in PRF-110, is a safe, well-tolerated, and well-characterized local anesthetic. The other components that make up the remainder of the PRF-110 formulation have been designated by the FDA as Generally Recognized as Safe (GRAS), by the FDA, mitigating many potential safety issues that are common in drug development.

Key surgical benefits observed to date, include:

•	PRF-110 does not alter the integrity of common surgical devices, such as sutures and meshes used to in a large variety of surgical procedures
•	PRF-110 does not interfere with normal macro and microscopic wound healing of surgical incisions in soft tissue and bone models
•	PRF-110 does not alter the tensile strength of healed skin at the surgical sites in an animal study mimicking real surgical procedures

Ilan Hadar, Chief Executive Officer of Pain Reform, stated, “Initiation of the Phase 3 clinical study is an important milestone in furthering the clinical development of PRF-110, as well as advancing a potential solution to help address the nationwide opioid epidemic. According to the Centers for Disease Control and Prevention’s (CDC) National Center for Health Statistics, there were an estimated 107,622 drug overdose deaths in the United States during 2021 alone, an increase of nearly 15% from 2020. Given the fact an estimated 99% of current surgeries are treated with opiates, we believe that our proprietary extended-release drug-delivery system has broad potential across a wide range of surgeries without the need for repeated dose administration.”

“During 2022, we implemented additional enhancements to our manufacturing process for PRF-110, which were expected to improve the efficiency and scalability of our manufacturing. Following the enhancement to our manufacturing process, we finally have a successful manufacturing process that we believe can provide us with all the material required for the Phase 3 trials and future commercialization of PRF-110.”

“We look forward to announcing the PK results on the first 15 patients in May 2023. The key measures will be measurement of peak blood concentration and an opportunity to train the physicians that will conduct the phase III trial, all of which will be important measures. We anticipate a high probability of success in the first part of the clinical trial, given we previously tested the active ingredient at much higher levels in the hernia trial. Given that the patient monitoring period is only 72 hours in the trial, we expect this to be a rapid and cost-efficient trial. Upon completion of the bunionectomy trial, we also plan to initiate the Phase 3 hernia repair clinical trial.  Assuming our Phase 3 trials are successful, we believe PRF-110 has the potential to become standard-of-care within the estimated $12 billion postoperative pain treatment market and represents a highly attractive alternative to systemic opioids.”

“While other companies have pursued local administration of anesthetics, these approaches have raised concerns with the FDA regarding post-surgical product safety in general and, specifically, potential deviations from normal post-surgical wound healing.  In contrast, PainReform conducted extensive studies with its lead compound PRF-110 to deal with various aspects of wound healing and its related safety aspects. Moreover, we believe that PRF-110 will significantly extend postoperative analgesia and will be significantly less costly to produce than current alternatives. We are honored to collaborate with Lotus Clinical Research as our CRO. The team of Dr. Singla brings extensive and unique expertise in conducting analgesic studies, which we believe will help ensure a swift and efficient trial.”

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com